This slide is not for distribution in isolation and must be
viewed in conjunction with the accompanying term sheet,
product supplement, underlying supplement, prospectus
supplement and prospectus, which further describe the
terms, conditions and risks associated with the notes.
Return Notes Linked to the JPX-Nikkei Index 400 due August
10, 2016

[GRAPHIC OMITTED]

The notes are designed for investors who seek exposure to
the performance of the JPX-Nikkei Index 400, subject to the
Index Adjustment Factor. Investors should be willing to
forgo interest and dividend payments and, if the Index
declines or if the Ending Index Level is not greater than
the Initial Index Level by at least approximately 0.24058%,
be willing to lose some or all of their principal Any
payment on the notes is subject to the credit risk of
JPMorgan Chase and Co.

Trade Details/Characteristics

Reference Index:
Index Adjustment Factor:
 Index Return:
Initial Index Level:
Ending Index Level:
Payment at Maturity:

Pricing Date:
Ending Averaging Dates:

Maturity Date:
CUSIP:

Preliminiary Termsheet:

JPX-Nikkei Index 400 (JPNK400) (the "Index")
99.76%
(Ending Index Level -- Initial Index Level) / Initial Index
Level
The Index closing level on the Pricing Date
The arithmetic average of the Index closing levels on each
of the Ending Averaging Dates
Payment at maturity will reflect the performance of the
Index subject to the Index Adjustment Factor. Accordingly,
at
maturity, you will receive an amount per $1,000 principal
amount note calculated as follows:
$1,000 [] (1 + Index Return) [] Index Adjustment Factor
Because the Index Adjustment Factor is 99.76%, you will
lose some or all of your investment at maturity if the
Index
Return is less than approximately 0.24058% . For more
information on how the Index Adjustment Factor can affect
your
payment at maturity, please see ""Hypothetical Examples of
Total Return at Maturity" below.

July 24, 2015
August 1, 2016, August 2, 2016, August 3, 2016, August 4,
2016 and August 5, 2016 (the "Final Ending Averaging
Date")

August 10, 2016
48125UA93

http://www.sec.gov/Archives/edgar/data/19617/00009501031500
5716/dp58039_fwp-724.htm

Please see the term sheet hyperlinked above for additional
information about the notes, including JPMS's estimated
value, which is the estimated value of the notes when the
terms are set.

Risk Considerations
The risks identified below are not exhaustive. Please see
the term sheet hyperlinked above for more information.
[] Your investment in the notes may result in a loss of
some or all of your principal.
[] The Index Adjustment Factor will diminish any increase
in the value of the Index and magnify any decline in the
value of the Index
[] Any payment on the notes is subject to the credit risk
of JPMorgan Chase and Co.
[] JPMorgan Chase and Co. and its affiliates play a variety
of roles in connection with the issuance of the notes,
including acting as calculation agent and hedging
JPMorgan Chase and Co.'s obligations under the notes. Their
interests may be adverse to your interests.
[] No interest or dividend payments or voting rights in the
stocks comprising the Index
[] Non-U.S. securities risk
[] No direct exposure to fluctuations in foreign exchange
rates
[] Lack of liquidity - J.P. Morgan Securities LLC ("JPMS")
intends to offer to purchase the notes in the secondary
market but is not required to do so. Even if there is a
secondary market, it may not provide enough liquidity to
allow you to trade or sell the notes easily.
[] Secondary market prices of the notes will be impacted by
many economic and market factors
[] JPMS's estimated value does not represent the future
value of the notes and may differ from others' estimates.
[] JPMS's estimated value will be lower than the issue
price (price to the public) of the notes.
[] JPMS's estimated value is not determined by reference to
credit spreads for our conventional fixed rate debt
[] The value of the notes as published by JPMS will likely
be higher than JPMS' then-current estimated value of the
notes for a limited time.

SEC Legend: JPMorgan Chase and Co. has filed a registration
statement (including a prospectus) with the SEC for any
offerings to which these materials relate. Before you
invest, you should read the prospectus in that registration
statement and the other documents relating to this offering
that JPMorgan Chase and Co. has filed with the SEC for more
complete information about JPMorgan Chase and Co. and this
offering. You may get these documents without cost by
visiting EDGAR on the SEC Web site at www.sec.gov.
Alternatively, JPMorgan Chase and Co., any agent or any
dealer participating in the this offering will arrange to
send you the prospectus, the prospectus supplement as well
as any relevant product supplement, underlying supplement
and term sheet if you so request by calling toll-free
866-535-9248.
IRS Circular 230 Disclosure: JPMorgan Chase and Co. and its
affiliates do not provide tax advice. Accordingly, any
discussion of U.S. tax matters contained herein (including
any attachments) is not intended or written to be used, and
cannot be used, in connection with the promotion, marketing
or recommendation by anyone unaffiliated with JPMorgan
Chase and Co. of any of the matters address herein or for
the purpose of avoiding U.S. tax-related penalties.
Investment suitability must be determined individually for
each investor, and the financial instruments described
herein may not be suitable for all investors. The products
described herein should generally be held to maturity as
early unwinds could result in lower than anticipated
returns. This information is not intended to provide and
should not be relied upon as providing accounting, legal,
regulatory or tax advice. Investors should consult with
their own advisors as to these matters.
This material is not a product of J.P. Morgan Research
Departments. J.P. Morgan is the marketing name for JPMorgan
Chase and Co. and its subsidiaries and affiliates
worldwide. J.P. Morgan Securities LLC is a member of FINRA,
NYSE and SIPC. Clients should contact their salespersons
at, and execute transactions through, a J.P. Morgan entity
qualified in their home jurisdiction unless governing law
permits otherwise.
Filed pursuant to Rule 433
Registration Statement No. 333-199966 Dated: July 21,2015

Hypothetical Return for the Notes at Maturity

[GRAPHIC OMITTED]

The following table illustrates the hypothetical total
return at maturity for each $1,000 principal amount note.
The "total return" as used in this document is the number,
expressed as a percentage, that results from comparing the
payment at maturity per $1,000 principal amount note to
$1,000. Each hypothetical total return set forth below
assumes an Initial Index Level of 15,000 and reflects the
Index Adjustment Factor of 99.76% . Each hypothetical total
return set forth below is for illustrative purposes only
and may not be the actual total return applicable to a
purchaser of the notes. The numbers appearing in the
following table and examples have been rounded for ease of
analysis.

Hypothetical Examples of Total Return at Maturity

Ending Index Level
27,000.000
24,000.000
21,000.000
19,500.000
18,000.000
15,750.000
15,036.087
15,015.000
15,000.000
14,250.000
13,500.000
12,000.000
10,500.000
9,000.000
7,500.000
1,500.000
0.000

Index Return
80.00000%
60.00000%
40.00000%
30.00000%
20.00000%
5.00000%
0.24058%
0.10000%
0.00000%
-5.00000%
-10.00000%
-20.00000%
-30.00000%
-40.00000%
-50.00000%
-90.00000%
-100.00000%

Total Return on Notes
79.5680%
59.6160%
39.6640%
29.6880%
19.7120%
4.7480%
0.0000%
-0.1402%
-0.2400%
-5.2280%
-10.2160%
-20.1920%
-30.1680%
-40.1440%
-50.1200%
-90.0240%
-100.0000%